Exhibit 99.13

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement together with the accompanying short form base shelf prospectus dated November 9, 2021 to which it relates, as amended or supplemented and each document incorporated by reference into the base shelf prospectus for purposes of the distribution of the securities to which this prospectus supplement pertains constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and in the accompanying short form base shelf prospectus dated November 9, 2021 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Collective Mining Ltd. at 82 Richmond Street East, Toronto, Ontario M5C 1P1, telephone (416) 451-2727 and are also available electronically at www.sedar.com.

The securities offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. The securities may not be offered or sold in the United States of America, its territories and possessions, any state of the United States or the District of Columbia (collectively, the “United States”) unless exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws are available and to the extent permitted by the Underwriting Agreement (as defined herein). This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in the United States. See “Plan of Distribution”.

PROSPECTUS SUPPLEMENT
(to the Short Form Base Shelf Prospectus dated November 9, 2021)

New Issue	March 17, 2023

COLLECTIVE MINING LTD.

C$30,005,000
7,060,000 Common Shares

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated November 9, 2021 (the “Base Shelf Prospectus” and together with the Prospectus Supplement, the “Prospectus”) qualifies the distribution (the “Offering”) of 7,060,000 common shares (the “Initial Offered Shares”) of Collective Mining Ltd. (“Collective” or the “Corporation”) at a price of C$4.25 per Initial Offered Share (the “Offering Price”) pursuant to an underwriting agreement dated March 17, 2023 (the “Underwriting Agreement”), among the Corporation and BMO Nesbitt Burns Inc. and Clarus Securities Inc. as co-lead underwriters and joint bookrunners (the “Joint Bookrunners”), together with Canaccord Genuity Corp., Cormark Securities Inc., and PI Financial Corp. (together with the Joint Bookrunners, the “Underwriters” and each individually, an “Underwriter”), pursuant to which the Initial Offered Shares will be offered for sale in all provinces and territories in Canada, other than Québec, through the Underwriters in accordance with the terms of the Underwriting Agreement. The Offering Price has been determined by arm’s length negotiation between the Corporation and the Underwriters, with reference to the prevailing market price of the common shares of the Corporation (the “Common Shares”). See “Description of Securities Being Distributed”.

The outstanding Common Shares are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “CNL”. The Corporation has applied to list the Offered Shares (as defined herein) on the TSXV. Listing of the Offered Shares will be subject to the Corporation fulfilling all of the listing requirements of the TSXV. See “Risk Factors”. On March 14, 2023, the last trading day prior to the announcement of the Offering, the closing price per Common Share on the TSXV was C$4.18.

Price: C$4.25 per Initial Offered Share

		Price to the Public		Underwriters’ Commission(1)(2)		Proceeds to the Corporation(2)(3)(4)
Per Initial Offered Share	C$	4.25	C$	0.253	C$	3.997
Total Offering(4)(5)	C$	30,005,000	C$	1,789,280	C$	28,215,720

Notes:

(1)	In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a cash fee (the “Underwriters’ Commission”) equal to 6.0% of the gross proceeds of the Offering (subject to a reduced 4.0% cash fee for up to C$551,000 of Offered Shares sold to purchasers on a president’s list (the “President’s List”)), including in respect of any exercise of the Over-Allotment Option (as defined herein). See “Plan of Distribution”.

(2)	Assumes C$551,000 of Offered Shares are sold to purchasers on the President’s List.

(3)	After deducting the Underwriters’ Commission, but before deducting and expenses of the Offering (estimated to be C$400,000), which will be paid by the Corporation from the proceeds of the Offering. The Underwriters’ Commission for the Offering will be deducted from the proceeds from the Offering.

(4)	The Underwriters have been granted an over-allotment option, exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days from and including the Closing Date (as defined herein) (the “Over-Allotment Deadline”), to purchase up to an additional 1,059,000 common shares of the Corporation (the “Over-Allotment Shares”, and together with the Initial Offered Shares, the “Offered Shares”) at the Offering Price to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes (the “Over-Allotment Option”). The Over-Allotment Option is exercisable by the Joint Bookrunners giving notice to the Corporation prior to the Over-Allotment Deadline, which notice shall specify the number of Over-Allotment Shares to be purchased. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Commission” and “Proceeds to the Corporation” will be C$34,505,750, C$2,059,325 and C$32,446,425, respectively, and assuming C$551,000 of Offered Shares are sold to purchasers on the President’s List. The Prospectus qualifies the grant of the Over-Allotment Option and the distribution of Over-Allotment Shares issuable upon exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under the Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

(5)	Assuming no exercise of the Over-Allotment Option.

The following table sets out the maximum number of securities under options issuable to the Underwriters in connection with the Offering:

Underwriters’ Position	Maximum Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option(1)	1,059,000 Over-Allotment Shares	Up to 30 days from and including the Closing Date	C$4.25 per Over-Allotment Share

Note:

(1)	This Prospectus Supplement qualifies the grant of the Over-Allotment Option, and the distribution of the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option. See “Plan of Distribution”.

Unless the context otherwise requires, when used herein, all references to the “Offering” include the Over-Allotment Option, and all references to “Offered Shares” include the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Corporation by Cassels Brock & Blackwell LLP, and on behalf of the Underwriters by Borden Ladner Gervais LLP.

In connection with this Offering and subject to applicable laws, the Underwriters may over-allocate or effect transactions to stabilize or maintain the market price of the Common Shares. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the price at which the Offered Shares are distributed pursuant to the Prospectus may be decreased and may be further changed from time to time to an amount not greater than the Offering Price. Any reduction of the Offering Price will not reduce the net proceeds to be received by the Corporation as stated above. See “Plan of Distribution”.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing is expected to take place on or about March 22, 2023, or such other date as the Corporation and the Underwriters may agree (the “Closing Date”), but in any event not later than 42 days after the date of this Prospectus Supplement. Other than Offered Shares issued in the United States to “accredited investors” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act (“U.S. Accredited Investors”), which must be in the form of definitive certificates or statements issued to such holders with applicable restrictive legends attached, it is anticipated that the Offered Shares will be issued through the book-entry system, registered in the name of CDS Clearing and Depositary Services Inc. (“CDS”) or its nominee and will be deposited with CDS. Beneficial holders of the Offered Shares will receive only a customer confirmation from the Underwriters, or another registered dealer who is a CDS participant, and from or through whom a beneficial interest in the Offered Shares are acquired. If any Offered Shares are not able to be issued in the book-entry system through CDS in advance of the Closing Date for any reason, then those investors or their designated holders will receive definitive certificates representing their interests in such Offered Shares with restrictive legends, if applicable. For further information and certain restrictions on buyers in the United States, please see “Plan of Distribution”.

An investment in the Offered Shares is speculative and subject to a number of risks. Investors should review this Prospectus Supplement, together with the Base Shelf Prospectus, in their entirety and carefully consider the risk factors described under the heading “Risk Factors” in each of the Base Shelf Prospectus and this Prospectus Supplement and the risks identified in the documents incorporated by reference herein before purchasing the Offered Shares.

Prospective investors should be aware that the acquisition of Offered Shares may have tax consequences in Canada. Such tax consequences for investors may not be described fully herein or in the Prospectus. See “Certain Canadian Federal Income Tax Considerations”. Potential investors are advised to consult their own legal counsel and other professional advisors in order to assess the income tax, legal and other aspects of the Offering in their particular circumstances.

No Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this Prospectus Supplement and the accompanying Base Shelf Prospectus or determined if this Prospectus Supplement and the accompanying Base Shelf Prospectus are truthful or complete. Any representation to the contrary is a criminal offence.

Prospective purchasers should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus. The Corporation and the Underwriters have not authorized anyone to provide prospective purchasers with information different from that contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus. The Underwriters are offering to sell and seeking offers to buy the Offered Shares only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted. Prospective purchasers should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the cover page of this Prospectus Supplement. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in this Prospectus Supplement and in the Base Shelf Prospectus.

The head and principal office of the Corporation is located at 82 Richmond Street East, Toronto, Ontario M5C 1P1.

Ari Sussman, Executive Chairman and a director of the Corporation, Omar Ossma, President and Chief Executive Officer of the Corporation, María Constanza García Botero, a director of the Corporation, and Ashwath Mehra, a director of the Corporation, each reside outside of Canada and has each appointed Cassels Brock & Blackwell LLP, Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2, as their agent for service of process in Canada. Prospective investors of the Offered Shares are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	1
MARKET AND INDUSTRY DATA	3
CURRENCY AND EXCHANGE RATE INFORMATION	3
ELIGIBILITY FOR INVESTMENT	3
DOCUMENTS INCORPORATED BY REFERENCE	3
MARKETING MATERIALS	4
THE CORPORATION	4
USE OF PROCEEDS	5
CONSOLIDATED CAPITALIZATION OF THE CORPORATION	6
PLAN OF DISTRIBUTION	6
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	9
PRIOR SALES	9
TRADING PRICE AND VOLUME	10
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	10
RISK FACTORS	13
LEGAL MATTERS	15
PROMOTERS	15
TRANSFER AGENT AND REGISTRAR	16
INTEREST OF EXPERTS	16
PURCHASERS’ STATUTORY RIGHTS	16
CERTIFICATE OF THE CORPORATION	C-1
CERTIFICATE OF THE PROMOTER	C-2
CERTIFICATE OF THE UNDERWRITERS	C-3

BASE SHELF PROSPECTUS

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS
MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	1
FINANCIAL INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE	3
THE CORPORATION	4
GUAYABALES PROJECT
CONSOLIDATED CAPITALIZATION
USE OF PROCEEDS	5
EARNINGS COVERAGE RATIO
DESCRIPTION OF COMMON SHARES
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF SUBSCRIPTION RECEIPTS
DESCRIPTION OF WARRANTS
DESCRIPTION OF UNITS
PLAN OF DISTRIBUTION	6
PRIOR SALES	9
MARKET FOR SECURITIES
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	10
RISK FACTORS	13
LEGAL MATTERS	15
PROMOTERS	15
INTEREST OF EXPERTS	16
TRANSFER AGENT AND REGISTRAR	16
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWL AND RESCISSION
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
CERTIFICATE OF THE CORPORATION	C-1
CERTIFICATE OF THE PROMOTER	C-2

i

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offered Shares being offered and also adds to and updates information contained in the accompanying Base Shelf Prospectus and the documents incorporated herein and therein. The second part, the accompanying Base Shelf Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement. To the extent there is a conflict between information contained in this Prospectus Supplement and information contained in the accompanying Base Shelf Prospectus or any document incorporated by reference herein or therein, you should rely on the information contained in this Prospectus Supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date – for example, a document incorporated by reference into this Prospectus Supplement or the accompanying Base Shelf Prospectus – the statement in the document having the later date modifies or supersedes the earlier statement.

The Corporation has filed the Base Shelf Prospectus with the securities commissions in each of the provinces and territories of Canada, other than Québec, in order to qualify the securities described in the Base Shelf Prospectus in accordance with National Instrument 44-102 – Shelf Distributions.

Investors should rely only on information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Base Shelf Prospectus and such information is accurate only as of the date of the applicable document. The Corporation’s business, financial condition, results of operations may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Base Shelf Prospectus and the information incorporated by reference herein and therein. The Corporation has not authorized anyone to provide investors with different information. Information contained on the Corporation’s website shall not be deemed to be a part of this Prospectus Supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities offered hereby.

The Corporation will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

Unless otherwise indicated, the disclosure in this Prospectus Supplement assumes that the Over-Allotment Option will not be exercised.

Unless the context otherwise requires, all references in this Prospectus Supplement to the “Corporation” refer to the Corporation and its subsidiary entities on a consolidated basis.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking information includes, but is not limited to, statements with respect to: the expected Closing Date; the exercise of the Over-Allotment Option; the receipt of all necessary regulatory approvals to effect the Offering; the expected use of net proceeds from the Offering, which ultimately remains subject to the Corporation’s discretion, as well as the impact of general business and economic conditions; the future price of commodities; the estimation of mineral resources; the realization of mineral resource estimates; regulatory compliance; capital expenditures; planned exploration activities, including but not limited to, costs and timing of the development of new deposits and the future acquisition of new or optioned properties or mineral rights; success of exploration activities; requirements for additional capital, including but not limited to, future financings; future profitability; government regulation of mining operations; the obtaining of required licenses and permits and regulatory approvals; reclamation expenses; other statements relating to the financial and business prospects of the Corporation; information as to the Corporation’s strategy, plans or future financial or operating performance; and other events or conditions that may occur in the future. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.

Forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the anticipated use of proceeds of the Offering; the timing for completion, settlement and closing of the Offering; the satisfaction of the conditions to closing of the Offering, including receipt in a timely manner of regulatory and other required approvals and clearances, including the approval of the TSXV; the plan of distribution for the Offering; risks related to the novel coronavirus disease (“COVID-19”); results of exploration activities not being supportive of further development of our projects; the future price of commodities; the estimation of mineral resources, the realization of mineral resource estimates; regulatory compliance; capital expenditures; planned exploration activities, including but not limited to, costs and timing of the development of new deposits and the future acquisitions of properties or mineral rights; the interpretation of geological information; conducting operations in a foreign country; the assurance of titles or boundaries; uncertainties of project costs; the presence of artisanal/illegal miners; the process of formalization of artisanal miners and the closure of illegal mines; the environmental permitting process in Colombia; title regarding the ownership of the Corporation’s projects and the related surface rights and to the boundaries of the Corporation’s projects and other risks related to maintaining land surface rights; maintaining the security of the Corporation’s information technology systems; the Corporation’s limited operating history; the payment of net smelter return royalties; the significant influence exercised by the Executive Chairman of the Corporation over the Corporation; permitting time lines; currency fluctuations; requirements for additional capital, including but not limited to, future financings; future profitability; government regulation of mining operations; the obtaining of required licenses and permits and regulatory approvals; delays in obtaining, or the inability to obtain, third party contracts, equipment, supplies and governmental or other approvals; accidents, labour disputes, unavailability of appropriate land use permits, changes to land usage agreements and other risks of the mining industry generally and specifically in Colombia; reclamation expenses; the inability to obtain financing required for the completion of exploration and development activities; changes in business and economic conditions; international conflicts; other factors beyond the Corporation’s control; and as well as those factors included herein and elsewhere in the Corporation’s public disclosure. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Corporation’s expected financial and operating performance and the Corporation’s plans and objectives and may not be appropriate for other purposes. The Corporation does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” in this Prospectus Supplement and in the accompanying Base Shelf Prospectus, and in the section entitled “Risk Factors” in the Corporation’s annual information form dated as of April 7, 2022 for the financial year ended December 31, 2021 (the “AIF”), for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking information. The forward-looking information contained herein are made as of the date of this Prospectus Supplement and, accordingly, are subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation’s filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation’s issuer profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

MARKET AND INDUSTRY DATA

The Corporation has obtained any market and industry data and other statistical information presented in this Prospectus Supplement or the accompanying Base Shelf Prospectus or in the documents incorporated by reference herein and therein from a combination of internal company surveys and third-party information. Such third-party publications and reports generally state that the information contained therein has been obtained from sources believed to be reliable. Although the Corporation believes these publications and reports to be reliable, it has not independently verified the data or other statistical information contained therein, nor has it ascertained the underlying economic or other assumptions relied upon by these sources. The Corporation has no intention and undertakes no obligation to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as required by law.

CURRENCY AND EXCHANGE RATE INFORMATION

In this Prospectus Supplement, Canadian dollars are referred to as “Canadian dollars” or “C$” and United States dollars are referred to as “United States dollars” or “US$”. On March 17, 2023, the daily exchange rate as quoted by the Bank of Canada was US$1.00=C$1.3734 or C$1.00=US$0.7281.

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Borden Ladner Gervais LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”), in force as of the date hereof, the Offered Shares, if issued on the date hereof, would be “qualified investments” for trusts governed by a “registered retirement savings plan”, “registered retirement income fund”, “registered education savings plan”, “registered disability savings plan”, “tax-free savings account”, (collectively referred to as “Registered Plans”) or “deferred profit sharing plan” (“DPSP”), each as defined in the Tax Act, provided that the Offered Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes Tiers 1 and 2 the TSXV) or the Corporation qualifies as a “public corporation” (as defined in the Tax Act).

Notwithstanding the foregoing, the holder of, or annuitant or subscriber under, a Registered Plan, as the case may be (the “Controlling Individual”), will be subject to a penalty tax if the Offered Shares held in the Registered Plan are a “prohibited investment” (as defined in the Tax Act) for the particular Registered Plan. The Offered Shares will generally not be a “prohibited investment” for a Registered Plan provided that the Controlling Individual deals at arm’s length with the Corporation for the purposes of the Tax Act and does not have a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. In addition, the Offered Shares will generally not be a “prohibited investment” if such shares are “excluded property” (as defined in the Tax Act) for the Registered Plan.

Persons who intend to hold Offered Shares in a Registered Plan should consult their own tax advisors in regard to their particular circumstances.

Based on amendments to the Tax Act introduced by the Minister of Finance (Canada) on November 4, 2022 which received Royal Assent on December 15, 2022, it is expected that upon such amendments coming into force on April 1, 2023, (i) the Offered Shares would, provided they are qualified investments for a trust governed by a Registered Plan or DPSP as described above, also be qualified investments under the Tax Act for a trust governed by a “first-home savings account” (“FHSA”), as defined in the Tax Act, and (ii) holders of FHSAs would also be subject to the prohibited investment rules described above. Prospective investors that intend to hold Offered Shares in an FHSA are advised to consult their own tax advisors as to the tax treatment under the rules of the Tax Act governing FHSAs.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars thereof.

As of the date hereof, the following documents, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into the Base Shelf Prospectus for purposes of the Offering, and form an integral part of the Prospectus:

1.	the AIF;

2.	the audited consolidated financial statements of the Corporation as at, and for the years ended December 31, 2021 and 2020, the notes thereto and the independent auditors’ report thereon, together with the related management’s discussion and analysis (the “Annual MD&A”) of the financial condition and results of operations of the Corporation;

3.	the unaudited interim condensed consolidated interim financial statements of the Corporation for the three and nine months ended September 30, 2022 (the “Interim Financial Statements”), the notes thereto, together with the related management’s discussion and analysis (the “Interim MD&A”) of the financial condition and results of operations of the Corporation;

4.	the management information circular of the Corporation dated May 27, 2022, prepared in connection with the annual and special meeting of shareholders of the Corporation held on June 29, 2022;

5.	material change report of the Corporation dated October 26, 2022 in respect of the “bought deal” public offering of 4,783,400 units of the Corporation completed on October 25, 2022 (the “October 2022 Offering”); and

6.	the template version of the term sheet for the Offering dated March 15, 2023.

A reference to this Prospectus includes a reference to any and all documents incorporated by reference in this Prospectus Supplement. Any document of the type referred to above (excluding confidential material change reports), the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the distribution of the Offering shall be deemed to be incorporated by reference in the Base Shelf Prospectus, as supplemented by this Prospectus Supplement, for the purposes of the Offering.

Applicable portions of the documents listed above are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus Supplement or in any subsequently filed document which is also incorporated by reference in this Prospectus Supplement.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus shall be deemed to be modified or superseded, for purposes of the Offering, to the extent that a statement contained herein or in any other currently or subsequently filed document that is later dated and incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of the Prospectus, except as so modified or superseded.

MARKETING MATERIALS

Any “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements (“NI 41-101”)) are not part of this Prospectus Supplement or the Base Shelf Prospectus to the extent that the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement or any amendment hereof. Any “template version” (as defined in NI 41-101) of the marketing materials filed with the securities commission or similar authority in each of the provinces and territories of Canada in connection with the Offering after the date hereof but prior to the termination of the distribution of the Offered Shares under this Prospectus Supplement (including any amendments to, or an amended version of, any template version of marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement and in the Base Shelf Prospectus.

THE CORPORATION

The Corporation was incorporated under the Business Corporations Act (Ontario) (“OBCA”) on February 21, 2018 under the name “POCML 5 Inc.” (“POCML5”). POCML5 was a capital pool company created pursuant to TSXV Policy 2.4 – Capital Pool Companies (the “CPC Policy”), with its principal business being the identification and evaluation of assets or businesses with a view to completing a Qualifying Transaction (as such term is defined in the policies of the TSXV). On December 10, 2018, POCML5 completed an initial public offering by way of a CPC Prospectus (as defined in the CPC Policy). On May 20, 2021, POCML5 completed its Qualifying Transaction in accordance with the CPC Policy and pursuant to the terms of a definitive business combination agreement dated February 26, 2021 among Collective Mining Inc. (“CMI”), POCML5, and a wholly-owned subsidiary of POCML5, which provided for the acquisition of all of the issued and outstanding common shares of CMI (the “Business Combination”). In connection with the completion of the Business Combination, which constituted a “reverse takeover” (as defined in the policies of the TSXV) of POCML5 by CMI, POCML5 filed articles of amendment in accordance with the OBCA to effect a name change from “POCML 5 Inc.” to “Collective Mining Ltd.” and a consolidation of the Common Shares on a four (pre-consolidation) for one (post-consolidation) basis. Following the completion of the Business Combination, Collective continued the business of CMI. The Common Shares commenced trading on the TSXV on May 28, 2021 under the symbol “CNL”.

Collective is a Canadian mineral resource company with a long-term focus is on the acquisition, exploration, development and exploitation of mineral properties in which the Corporation’s exploration, development and operating expertise could substantially enhance shareholder value. The Corporation currently has two material exploration projects: (i) the 4,300.16-hectare Guayabales project located in the Caldas department of Colombia (the “Guayabales Project”); and (ii) the 4,729-hectare San Antonio project also located in a historical gold district in the Caldas department of Colombia (the “San Antonio Project”).

More detailed information regarding the business of the Corporation as well as its operations and assets can be found in the accompanying Base Shelf Prospectus, the AIF and other documents incorporated by reference herein, as supplemented by the disclosure herein. See “Documents Incorporated by Reference”.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering will be approximately C$27,815,720, or C$32,046,425 if the Over-Allotment Option is exercised in full, in each case after deducting the Underwriters’ Commission (and the expenses of the Offering (estimated to be C$400,000)), which will be paid out of the proceeds of the Offering. The foregoing amounts include a reduced 4.0% cash fee on Offered Shares sold pursuant to the base Offering to certain purchasers on the President’s List.

The net proceeds from the Offering are expected to strengthen the Corporation’s financial position that will allow for continued funding of the Corporation’s recommended stage two exploration program at the Guayabales Project and for further investment in exploration activities on the Guayabales Project in order to expand the known gold deposits as follows:

Use of Proceeds		Approximate Amount Assuming no exercise of the Over-Allotment Option		Approximate Amount Assuming full exercise of the Over-Allotment Option

Exploration Drilling	C$	17,100,000	C$	21,330,705
Other technical and target generative work	C$	2,100,000	C$	2,100,000
Other (field costs, logistics, temporary personnel, maintenance of roads, site G&A, etc.)	C$	3,400,000	C$	3,400,000
Sub-Total Guayabales Project	C$	22,600,000	C$	26,830,705
ESG, Option Payments & Other	C$	2,400,000	C$	2,400,000
Corporate G&A(1)	C$	2,815,720	C$	2,815,720
Total:	C$	27,815,720	C$	32,046,425

Note:

(1)	Includes, investor relations and marketing activities, regulatory fees and general expenses such as insurance and legal and accounting services. This amount may change depending on the actual costs incurred in connection with the items outlined directly above.

The Corporation’s objectives are to better understand the potential for discovery of economically important metals on its properties. Exploration drilling, which will be comprised of approximately 50,000 metres of core drilling, is expected to focus primarily on the Apollo porphyry discovery within the Apollo target at the Guayabales Project. Newly generated targets at the Guayabales Project are also expected to be allocated some drilling metres. Other exploration work will include soil and rock chip sampling, mapping, geochemical and exploration-related capital items.

The Corporation intends to spend the available funds as set forth above based on a budget which has been approved by the Corporation’s board of directors (the “Board”) which is consistent with established internal control guidelines. The anticipated use of the net proceeds from the Offering, as detailed above, is based on the best estimates prepared by management of the Corporation. See “Cautionary Statement Regarding Forward-Looking Information”, and “Risk Factors – Risks Related to the Corporation – Negative Operating Cash Flow.”

The above noted proposed use of proceeds represents the Corporation’s intentions with respect to its use of proceeds based on current knowledge, planning and expectations of management of the Corporation. Actual expenditures may differ from the estimates set forth above. There may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be deemed prudent or necessary. The actual amount that the Corporation spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under “Risk Factors – Use of Proceeds”.

Until used for the above purposes, the Corporation may invest the net proceeds that it does not immediately require in short-term marketable debt securities, cash balances, certificates of deposit, and other instruments issued by banks or guaranteed by the government of Canada or add them to the working capital.

The Corporation will require additional financing over and above the Offering in order to meet its longer-term business objectives and there can be no assurances that such financing sources will be available as and when needed. Historically, capital requirements have been primarily funded through the sale of Common Shares or securities convertible into Common Shares. Factors that could affect the availability of financing include, but are not limited to, the progress and results of ongoing exploration at the Guayabales Project (and at the San Antonio Project) the state of international debt and equity markets, and investor perceptions and expectations of the global gold and precious metals markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation. Based on the amount of funding raised, the Corporation’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary. See “Risk Factors”.

The Corporation is in the exploration stage with no source of operating revenue and is dependent upon equity or debt financing to maintain its current operations. Accordingly, the Corporation had a negative operating cash flow for the year ended December 31, 2021; and for the three and nine months ended September 30, 2022. The Corporation anticipates that negative operating cash flows will continue as long as it remains in an exploration and development stage. See “Risk Factors – Risks Related to the Corporation – Negative Operating Cash Flow”.

CONSOLIDATED CAPITALIZATION OF THE CORPORATION

Other than as contemplated pursuant to the Offering and the October 2022 Offering, there have not been any material changes in the share and loan capitalization of the Corporation since the date of the Interim Financial Statements, which are incorporated by reference in this Prospectus Supplement.

As at September 30, 2022, there were a total of 47,885,482 Common Shares issued and outstanding. As at September 30, 2022, as adjusted to give effect to the Offering and the October 2022 Offering, there will be a total of 59,728,882 Common Shares issued and outstanding (and 60,787,882 Common Shares if the Over-Allotment Option is exercised in full).

PLAN OF DISTRIBUTION

Pursuant to the terms and subject to the conditions of the Underwriting Agreement, the Corporation has agreed to sell, and the Underwriters have severally agreed to purchase, on the Closing Date, an aggregate of 7,060,000 Initial Offered Shares at a price of C$4.25 per Initial Offered Share.

The closing of the Offering is expected to take place on March 22, 2023, or such other date as the Corporation and the Underwriters may agree, but in any event not later than 42 days after the date of this Prospectus Supplement. The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, nor joint and several, and may be terminated at their discretion on the basis of customary “regulatory out”, “material adverse change out”, “disaster out” and “breach out” termination rights or may also be terminated upon the occurrence of certain stated events that would in the reasonable opinion of the Underwriters, operate to prevent, restrict or otherwise materially adversely affect or restrict the distribution or trading of the Offered Shares or the Common Shares. The Underwriters are, however, severally obligated to take up and pay for all of the Initial Offered Shares that they have agreed to purchase if any of the Initial Offered Shares are purchased under the Underwriting Agreement. The terms of the Offering and the Offering Price have been determined by negotiation among the Corporation and the Joint Bookrunners, with reference to the market price of the Common Shares on the TSXV and other factors.

Subject to certain qualifications and limitations, the Corporation has agreed to indemnify the Underwriters, their respective subsidiaries and affiliates, and their respective shareholders, partners, directors, officers, employees and agents against certain liabilities, including, without restriction, civil liabilities under Canadian securities legislation, and to contribute to any payments the Underwriters may be required to make in respect thereof.

The Underwriters have been granted the Over-Allotment Option, exercisable, in whole or in part, at any time, and from time to time, on or before the Over-Allotment Deadline, to purchase up to an additional 1,059,000 Over-Allotment Shares at the Offering Price to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option is exercisable by the Joint Bookrunners giving notice to the Corporation prior to the Over-Allotment Deadline, which notice shall specify the number of Over-Allotment Shares to be purchased. The Prospectus qualifies the grant of the Over-Allotment Option and the distribution of Over-Allotment Shares issuable upon exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under the Prospectus, regardless of whether the overallocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

In consideration for the services provided by the Underwriters in connection with the Offering, and pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters the Underwriters’ Commission equal to 6.0% of the gross proceeds from the Offering (including any gross proceeds raised on exercise of the Over-Allotment Option), and subject to a reduced 4.0% cash commission for up to C$551,000 of Offered Shares sold certain purchasers on the President’s List. If the Over-Allotment Option is exercised in full, the aggregate Underwriters’ Commission payable by the Corporation will be C$2,059,325.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares (including the Over-Allotment Shares, if applicable) at the Offering Price, the price at which the Offered Shares (including the Over-Allotment Shares, if applicable) are distributed pursuant to the Prospectus may be decreased and may be further changed from time to time to an amount not greater than the Offering Price. Any reduction of the Offering Price will not reduce the net proceeds received by the Corporation.

In accordance with rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period of distribution, bid for or purchase Common Shares. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the TSXV, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

In connection with the Offering, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market, including: stabilizing transactions; short sales; imposition of penalty bids; and purchases to cover positions created by short sales; and syndicate covering transactions. Such transactions, if commenced, may be discontinued at any time. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or slowing a decline in the market price of the Common Shares while the Offering is in progress. The Underwriters must close out any short position by purchasing Common Shares in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase the Common Shares in the Offering.

As a result of these activities, the price of the Offered Shares may be higher than the price of the Common Shares that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on any stock exchange on which the Common Shares are listed, in the over-the-counter market, or otherwise.

Other than Offered Shares issued to U.S. Accredited Investors, which must be in the form of definitive certificates or statements issued to such holders with applicable restrictive legends attached, it is anticipated that the Offered Shares will be issued through the book-entry system, registered in the name of CDS or its nominee and will be deposited with CDS. Beneficial holders of the Offered Shares will receive only a customer confirmation from the Underwriters, or another registered dealer who is a CDS participant, and from or through whom a beneficial interest in the Offered Shares are acquired. If any Offered Shares are not able to be issued in the book-entry system through CDS in advance of the Closing Date for any reason, then those investors or their designated holders will receive definitive certificates representing their interest in such Offered Shares.

The Offering is being made in all of the provinces and territories of Canada, other than Québec. In addition, the Underwriters may offer the Offered Shares outside of Canada in compliance with local securities laws. The Corporation is not making an offer to sell or a solicitation of an offer to buy the Offered Shares in any jurisdiction where such offer is not permitted.

The Corporation has agreed in the Underwriting Agreement that, subject to certain exceptions, for a period of 90 days after the Closing Date, it shall not (without the Joint Bookrunners’ prior written consent, such consent not to be unreasonably withheld), directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of any additional Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares, other than: (i) pursuant to the Offering; (ii) pursuant to the issuance of non-convertible debt securities; (iii) upon the exercise of convertible securities, options or warrants of the Corporation outstanding as of the date hereof; (iv) pursuant to the Corporation’s stock option plan or any other share compensation arrangement of the Corporation; (v) pursuant to any acquisition of shares or assets of arm’s length persons; or (vi) in connection with any strategic transactions, investments or supply agreements between the Corporation and a third party, including any stock options or other convertible securities that may be issued to any arm’s length persons in connection with such strategic transactions, investments or supply agreements.

The Corporation has also agreed pursuant to the terms of the Underwriting Agreement to, subject to certain exceptions, cause its directors and officers and their respective associates to enter into undertakings in favour of the Joint Bookrunners on or before the Closing Date, agreeing not to directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, any securities of the Corporation held by them, directly or indirectly, for a period of 90 days from the Closing Date without the prior written consent of the Joint Bookrunners, such consent not to be unreasonably withheld, other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Corporation, to permit sales to cover tax obligations related to a director’s or officer’s ownership of securities of the Corporation, and to permit transfers by any such person to its affiliates for tax or other bona fide tax or estate planning purposes, provided that each transferee shall, as a condition precedent to such transfer, agree to enter into a substantially similar undertaking.

The Corporation has applied to list the Offered Shares on the TSXV. Listing of the Offered Shares is subject to the Corporation fulfilling all of the listing requirements of the TSXV. See “Risk Factors”.

The Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws, and accordingly may not be offered or sold within the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. Each Underwriter (on behalf of itself and its United States registered broker-dealer affiliate (“U.S. Affiliate”) making offers and sales of Offered Shares in the United States, if any) has agreed that, except as permitted by the Underwriting Agreement (subject to all the agreements, covenants and restrictions set forth therein and exhibits and schedules thereto) and as expressly permitted by applicable United States federal and state securities laws, it will not offer or sell the Offered Shares, as part of its distribution at any time, within the United States and that all offers and sales of the Offered Shares will otherwise be made outside of the United States in accordance with Rule 903 of Regulation S under the U.S. Securities Act.

The Underwriting Agreement (and the exhibits and schedules thereto) enables the Underwriters, through one or more of their U.S. Affiliates, to: (i) offer and resell the Offered Shares that they have acquired pursuant to the Underwriting Agreement to “qualified institutional buyers”, as such term is defined in Rule 144A under the U.S. Securities Act (“Qualified Institutional Buyers”) in the United States, provided such offers and sales are made in accordance with Rule 144A under the U.S. Securities Act and applicable state securities laws; and (ii) offer the Offered Shares for sale by the Corporation in the United States to a limited number of substituted purchasers who are U.S. Accredited Investors (as defined herein) in transactions in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D thereunder and/or in reliance upon Section 4(a)(2) of the U.S. Securities Act and similar exemptions from registration under applicable securities laws of any state of the United States. The Offered Shares that are sold in the United States will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act subject to certain restrictions on transfer. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Offered Shares outside the United States in accordance with Regulation S under the U.S. Securities Act.

With respect to Qualified Institutional Buyers who are acquiring Offered Shares pursuant to Rule 144A under the U.S. Securities Act, no certificate evidencing the Offered Shares will be issued to such purchasers under this Prospectus Supplement, and registration will be made in the depository service of CDS. Qualified Institutional Buyers who are acquiring Offered Shares pursuant to Rule 144A under the U.S. Securities Act will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased, subject to certain limited exemptions. Offered Shares, if any, acquired by such Qualified Institutional Buyers may not be deposited into the facilities of the Depositary Trust Company, or a successor depository within the United States, or be registered or arranged to be registered, with Cede & Co. or any successor thereto and are subject to contractual restrictions on transfer agreed to by or on behalf of such Qualified Institutional Buyers in the United States. Physical certificates or statements evidencing the Offered Shares will be distributed to purchasers in the United States who are U.S. Accredited Investors.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with exemptions from registration under the U.S. Securities Act and applicable state securities laws. This Prospectus Supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Offered Shares in the United States.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Corporation’s authorized share capital consists of an unlimited number of Common Shares without par value, of which 52,957,824 Common Shares are issued and outstanding as at the date hereof, and 59,014,523 Common Shares are issued and outstanding as at the date hereof on a fully diluted basis (assuming the exercise of all outstanding convertible securities). Holders of Common Shares are entitled to dividends, if, as and when declared by the Board, to one vote per share at meetings of shareholders of the Corporation and, upon dissolution, to share equally in such assets of the Corporation as are distributable to the holders of Common Shares. The Corporation has not paid dividends since its incorporation and currently intends to reinvest all future earnings to finance the development and growth of its business. As a result, the Corporation does not intend to pay dividends on the Common Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Board deems relevant.

PRIOR SALES

During the 12-month period before the date of this Prospectus Supplement, the Corporation issued the following Common Shares:

Month of Issue	Number Issued	Issue/Exercise Price (C$)	Reason for Issuance
June 2022	13,333	1.00	Exercise of Stock Options
June 2022	600	0.60	Exercise of Stock Options
August 2022	3,166	0.60	Exercise of Stock Options
August 2022	150,000	0.20	Exercise of Stock Options
August 2022	75,000	0.20	Exercise of Stock Options
August 2022	250,000	0.20	Exercise of Stock Options
August 2022	3,334	0.60	Exercise of Stock Options
August 2022	3,334	0.60	Exercise of Stock Options
October 2022	2,900	0.60	Exercise of Stock Options
October 2022	4,783,400	2.25	October 2022 Offering(1)
December 2022	100,000	0.60	Exercise of Stock Options
January 2023	11,668	0.60	Exercise of Stock Options
February 2023	5,000	0.60	Exercise of Stock Options
February 2023	9,374	2.90	Exercise of Stock Options
February 2023	40,000	2.40	Exercise of Stock Options
February 2023	25,000	3.25	Exercise of Common Share Purchase Warrants
March 2023	20,000	$2.40	Exercise of Stock Options
March 2023	50,000	$0.60	Exercise of Stock Options
March 2023	25,000	$2.40	Exercise of Stock Options

Note:

(1)	See “Documents Incorporated by Reference”.

During the 12-month period before the date of this Prospectus Supplement, the Corporation issued the following securities convertible into Common Shares:

Month of Issue	Type of Security	Number Issued	Issue/Exercise Price (C$)
March 2022	Stock Options	5,000	3.36
June 2022	Stock Options	5,000	3.21
October 2022	Common Share Purchase Warrants(1)	2,391,700	3.25
December 2023	Stock Options	925,000	2.83

Note:

(1)	See “Documents Incorporated by Reference”.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSXV under the symbol “CNL”. The following table sets forth the market price ranges and trading volumes of the Common Shares on the TSXV over the 12-month period prior to the date of this Prospectus Supplement, as reported by the TSXV:

Period	High (C$)	Low (C$)	Volume
2023
March[1]	4.85	3.91	5,047,121
February	4.41	2.70	2,984,522
January	3.25	2.55	2,762,977
2022
December	2.83	2.30	296,736
November	2.25	1.90	880,895
October	3.03	2.05	398,578
September	3.59	2.50	201,302
August	4.07	3.35	1,590,618
July	3.50	2.48	667,238
June	3.75	3.10	3,124,220
May	3.70	3.11	370,227
April	3.80	3.25	2,334,235
March	3.75	3.35	1,022,554

Note:

(1)	Period from March 1, 2023 to March 16, 2023.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Borden Ladner Gervais LLP, counsel to the Underwriters, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a person who acquires Offered Shares pursuant to this Prospectus Supplement as beneficial owner and who, for the purposes of the Tax Act, and at all relevant times: (i) deals at arm’s length with the Corporation and the Underwriters; (ii) is not affiliated with the Corporation or the Underwriters; and (iii) acquires and holds the Offered Shares as capital property (a “Holder”).

Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” for purposes of the “mark to market property” rules; (ii) that is a “specified financial institution”; (iii) that has made a “functional currency” reporting election; (iv) an interest in which is a “tax shelter investment”; (v) that has entered into or will enter into a “derivative forward agreement” or “synthetic disposition arrangement” in respect of Offered Shares; or (vi) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement”, all as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary is based upon: (i) the current provisions of the Tax Act and the Regulations in force as of the date hereof; (ii) all specific proposals (“Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, the CRA’s administrative policies or assessing practices, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

This section of the summary is generally applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act (a “Resident Holder”). A Resident Holder whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security” (as defined in the Tax Act), held by such Resident Holder in the taxation year of the election and in all subsequent taxation years to be capital property. Resident Holders should consult with their own tax advisors regarding this election.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares.

In the case of a Resident Holder who is an individual (including certain trusts), such dividends (including deemed dividends) received on the Offered Shares will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to “taxable dividends” received from a “taxable Canadian corporation” (each as defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Corporation in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend (including a deemed dividend) that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Dispositions of Offered Shares

A Resident Holder who disposes of or is deemed to have disposed of an Offered Share (other than a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition of the Offered Share net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of the Offered Share immediately before the disposition or deemed disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property at that time by the Resident Holder. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada - Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Offered Share to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other Income Taxes

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income and taxable capital gains. Proposed Amendments announced by the Minister of Finance (Canada) on April 7, 2022 are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Proposed Amendments and draft legislation implementing such Proposed Amendments that was released on August 9, 2022. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Proposed Amendments in their particular circumstances.

Generally, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Offered Shares or realizes a capital gain on the disposition or deemed disposition of Offered Shares may be liable for minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold and is not and will not be deemed to use or hold the Offered Shares in connection with carrying on a business in Canada (“Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Corporation to a Non-Resident Holder on the Offered Shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “U.S. Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the U.S. Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the U.S. Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Corporation.

Dispositions of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Offered Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes Tiers 1 and 2 of the TSXV), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition, (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by, or belonged to, any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property of a Non-Resident Holder for purposes of the Tax Act in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Offered Shares constitute “taxable Canadian property” in their own particular circumstances.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Offered Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under the headings “Holders Resident in Canada — Dispositions of Offered Shares” and “Capital Gains and Capital Losses”. Such Non-Resident Holders should consult their own tax advisors.

RISK FACTORS

An investment in the Offered Shares is speculative and subject to certain risks. Investors should carefully consider the risks described below, in the AIF, the Annual MD&A, the Interim MD&A, the Base Shelf Prospectus and other information elsewhere in this Prospectus Supplement, including the documents incorporated by reference into the Base Shelf Prospectus for purposes of the Offering, prior to making an investment in the Offered Shares. If any of such or other risks occur, the Corporation’s prospects, financial condition, results of operations and cash flows could be materially adversely impacted. In that case, the trading price of the Common Shares could decline and investors could lose all or part of their investment. While the Corporation has attempted to identify the primary known risks that are material to its business, such risks and uncertainties may not the only ones the Corporation faces. Additional risks and uncertainties of which the Corporation is currently unaware or that are unknown or that it currently deems to be immaterial could also have a material adverse effect on the Corporation’s business, prospects, financial condition and results of operations. The Corporation cannot assure prospective purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of any of the risks described in this Prospectus Supplement and the accompanying Base Shelf Prospectus and in the documents incorporated by reference herein and therein, or other unforeseen risks.

Risks Related to the Corporation

Negative Operating Cash Flow

The Corporation is an exploration stage company and has not generated cash flow from operations. The Corporation is devoting significant resources to the development and acquisition of its properties, however there can be no assurance that it will generate positive cash flow from operations in the future. The Corporation expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. The Corporation currently has negative cash flow from operating activities. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or at all. Given its expected rate of cash burn, the Corporation expects to be able to continue operations and advance its business operations using its currently available non-contingent resources for at least 12 months from the date of this Prospectus Supplement.

Use of Proceeds

Management of the Corporation will have broad discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditure. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Management may elect to allocate net proceeds differently from that described herein if they believe it would be in the Corporation’s best interests. Shareholders of the Corporation will have to rely upon the judgment of management with respect to the use of proceeds. Management may spend a portion or all of the net proceeds from the Offering in ways that shareholders of the Corporation may not desire or that may not yield a significant return or any return at all. Shareholders of the Corporation may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by management to apply the net proceeds effectively could have a material adverse effect on the Corporation’s business, prospects, financial condition or results of operations. Pending their use, the Corporation may also invest the net proceeds from the Offering in a manner that does not produce income or that loses value. See “Use of Proceeds”.

COVID-19 Pandemic

The global outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation and its operating subsidiaries in future periods. The extent to which COVID-19 impacts the Corporation’s financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken by governments to curtail or treat its impact, including shelter in place directives, which, if extended, may impact the economies in which the Corporation now, or may in the future, operate.

Risks Related to the Securities

Equity securities are subject to trading and volatility risks

The securities of publicly traded companies can experience a high level of price and volume volatility and the value of the Corporation’s securities can be expected to fluctuate depending on various factors, not all of which are directly related to the success of the Corporation and its operating performance, underlying asset values or prospects. These include the risks described elsewhere in the Prospectus. Factors which may influence the price of the Corporation’s securities, including the Common Shares, include, but are not limited to: worldwide economic conditions; changes in government policies; investor perceptions; movements in global interest rates and global stock markets; variations in operating costs; the cost of capital that the Corporation may require in the future; recommendations by securities research analysts; issuances of Common Shares or debt securities by the Corporation; operating performance and, if applicable, the share price performance of the Corporation’s competitors; the addition or departure of key management and other personnel; the expiration of lock-up or other transfer restrictions on outstanding Common Shares; significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors; news reports relating to trends, concerns, or competitive developments, regulatory changes and other related industry and market issues affecting the mineral resource sector; publicity about the Corporation, the Corporation’s personnel or others operating in the industry; loss of a major funding source; and all market conditions that are specific to the mineral resource industry.

There can be no assurance that such fluctuations will not affect the price of the Corporation’s securities, and consequently purchasers of Offered Shares may not be able to sell Offered Shares at prices equal to or greater than the price or value at which they purchased the Offered Shares or acquired them by way of the secondary market.

Capital Resources

Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Corporation’s mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the global gold and precious metals markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation. Based on the amount of funding raised, the Corporation’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

Investors may lose their entire investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

Dilution from equity financing could negatively impact holders of Common Shares

The Corporation may from time to time raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Corporation cannot predict the size or price of future issuances of Common Shares or the size or terms of future issuances of debt instruments or other securities convertible into Common Shares, or the effect, if any, that future issuances and sales of the Corporation’s securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, or securities convertible into Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

The Corporation does not pay dividends

No dividends on the Common Shares have been declared or paid to date. The Corporation anticipates that, for the foreseeable future, it will retain its cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including earnings, operating results, financial condition, current and anticipated cash needs and any restrictions in financing agreements, and the Corporation may never pay dividends.

International Conflicts

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Russia’s invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly. Volatility in commodity prices and supply chain disruptions may adversely affect the Corporation’s business, financial condition and results of operations. The extent and duration of the current Russia-Ukraine conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this Prospectus Supplement and the accompanying Base Shelf Prospectus, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts, including on the Corporation’s shareholders and counterparties on which the Corporation relies and transacts with, may materialize and may have an adverse effect on the Corporation’s operations and trading price of the Common Shares.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon by Cassels Brock & Blackwell LLP on behalf of the Corporation, and Borden Ladner Gervais LLP on behalf of the Underwriters.

As at March 17, 2023, the partners and associates of each of Cassels Brock & Blackwell LLP and Borden Ladner Gervais LLP beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of each class of the Corporation or of any associate or affiliate of the Corporation.

PROMOTERS

Ari Sussman, the Executive Chairman and a director of the Corporation, is a promoter of the Corporation. As of the date hereof Mr. Sussman beneficially owns, or controls or directs, directly or indirectly, a total of 10,712,200 Common Shares, 111,100 common share purchase warrants and 350,000 incentive stock options representing approximately 18.9% of the equity of the Corporation on a fully diluted basis. No person who was a promoter of the Corporation:

●	received anything of value directly or indirectly from the Corporation or a subsidiary within the last two years;

●	sold or otherwise transferred any asset to the Corporation or a subsidiary within the last two years;

●	has been a director, chief executive officer or chief financial officer of any company that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;

●	has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority within the last two years;

●	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision within the last two years; or

●	has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal office in Toronto, Ontario.

INTEREST OF EXPERTS

The Corporation’s Independent Registered Accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants located at PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2, who have issued an Independent Auditor’s Report dated April 7, 2022 in respect of the Corporation’s consolidated financial statements for the year ended December 31, 2021. PricewaterhouseCoopers LLP is independent of the Corporation within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for recession, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of province or territory in which the purchaser resides. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

CERTIFICATE OF THE CORPORATION

Dated: March 17, 2023

This short form prospectus, together with the documents incorporated by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada, other than Québec.

(“Signed”) Omar Ossma	(“Signed”) Paul Begin
President and Chief Executive Officer	Chief Financial Officer and Corporate Secretary

On behalf of the Board of Directors

(“Signed”) Paul Murphy	(“Signed”) Kenneth Thomas
Director	Director

CERTIFICATE OF THE PROMOTER

Dated: March 17, 2023

This short form prospectus, together with the documents incorporated by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada, other than Québec.

(“Signed”) Ari Sussman
Promoter

CERTIFICATE OF THE UNDERWRITERS

Dated: March 17, 2023

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada, other than Québec.

BMO NESBITT BURNS INC.	CLARUS SECURITIES INC.

(“Signed”) By: Ilan Bahar Managing Director & Co-Head, Global Metals & Mining	(“Signed”) By: Robert Orviss Managing Director, Investment Banking

CANACCORD GENUITY CORP.	CORMARK SECURITIES INC.

(“Signed”) By: Gene McBurney Head of Investment Banking	(“Signed”) By: Darren Wallace Managing Director

PI FINANCIAL CORP.

(“Signed”) By: Russell Mills Managing Director